October 11, 2006

MAIL STOP 3561

via U.S. mail and facsimile

James G. Reindl, Chief Executive Officer
Techprecision Corporation
One Bella Drive
Westminster, MA

Re: Techprecision Corporation
    Form SB-2, Amendment  filed August 28, 2006
    File No. 333-133509
      Form 10-KSB/A for the Fiscal Year Ended March 31, 2005 filed
August 3,
      	2006
      Form 10-QSB for the Quarter Ended June 30, 2006 filed August
17, 2006
	File No. 0-51378

Dear Mr. Reindl:

	We have the following comments on your filings. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revisions are unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We reissue prior comment one from our letter dated May 25, 2006.
There are 9,967,000 shares of common stock of the registrant currently outstanding, and 20,401,527 shares or 191% of which are being offered in this registration statement for resale. Generally, we view resale transactions of this amount as, in essence, an offering by or on behalf of the issuer for purposes of Rule 415(a)(4)
of Regulation C under the Securities Act. For these sales to occur
"at the market," the provisions of Rule 415(a)(4) must be satisfied.
As your offering does not appear to meet these provisions, an "at the market" offering by these selling shareholders is not permissible. As a result, you should set a fixed price for the duration of the offering at which selling security holders will offer and sell the common stock in the proposed offering. Revise your registration statement, wherever appropriate, to provide that the selling shareholders will sell at a fixed price per share. Lastly, revise the cover page and the plan of distribution section to clearly state that the selling shareholders are underwriters.
2. Please file on EDGAR a marked copy with each amendment.

Cover Page
3. We reissue prior comment four from our letter dated May 25, 2006.
Highlight the cross-reference to the risk factors by prominent type or in another manner. See Item 501(a)(5) of Regulation S-B.
4. Please disclose the estimated offering expenses.

Inside Front and Outside Back Cover Page
5. We reissue prior comment seven from our letter dated May 25, 2006.
Please include the dealer prospectus delivery obligation as required by Item 502(b) of Regulation S-B.
6. Please name counsel for Lounsberry who introduced the company to counsel for Ranor Acquisition LLC. Clarify any relationship with Ranor Acquisition LLC prior to negotiating the acquisition. Clarify the role of Ranor Acquisition LLC in light of the requirement that the investment be made with a company that was a reporting company.
Disclose the control person(s) for Ranor Acquisition LLC. Clarify the material terms of all of the agreements between the parties. Clarify who received the purchase price of $200,000.
7. Disclose any consideration received by Ranor Acquisition LLC for the assignment of the stock purchase agreement to Lounsberry.
8. Clarify the principal and interest on notes held by Ranor`s preferred stockholders that was paid at closing.
9. Name the Ranor stockholders/noteholders who were paid $240,000.


Risk Factors, page 6
10. We reissue prior comment 11 from our letter dated May 25, 2006.
Please revise the subheadings to risk factors 3, 9, 10, 11, to specify the risk.
11. We note the statement in risk factor 5 that the bankruptcy of Ranor`s predecessor in 2002 resulted in lost business and the financial health of the company may prevent the company from obtaining business. Please add a separate risk factor.
12. We note the disclosure in risk factor seven regarding the termination of a contract in the quarter ended June 30, 2006. Please clarify the materiality of this contract to your business and clarify the reason(s) for termination. If appropriate, add a separate risk factor.
13. We reissue prior comment 14 from our letter dated May 25, 2006.
Risk factors 14 and 15 discuss the same risk and should be combined.
14. We reissue prior comment 13 from our letter dated May 25, 2006.
Risk factors 20 and 21 are generic risks and should be removed.
15. It appears that the August 2006 deadline set forth in risk factor
23 was not met. Please revise the disclosure in the risk factor to state the specific results of not meeting this deadline.

Selling Stockholders, page 14
16. We reissue prior comment 23 from our letter dated May 25, 2006.
We note the statement that the 4.9% limitation cannot be modified. Please provide a legal analysis as to the enforceability of this provision preventing the modification of this term. We may have further comment.
17. Provide clear disclosure, if true, that there are no broker-dealers or affiliates of broker-dealers, other than those specifically disclosed.
18. We note the two affiliates of broker-dealers. Please clarify, if true, that.
* the seller purchased in the ordinary course of business, and
* at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities


Plan of Distribution, page 17
19. When discussing the position of the SEC, please make specific reference to the Ken Worm no-action letter.

Market for Common Equity and Related Stockholder Matters, page 19
20. Please provide the disclosure required by Item 201(a)(2)(i) of Regulation S-B.
21. Provide clear disclosure in this section, when discussing Rule 144, regarding the Ken Worm letter.

Management`s Discussion and Analysis, page 20
22. Provide the basis for the statement on page 21 that "We
believe
that there is an increasing demand for our services and we see that
demand increasing at least in the near term, notwithstanding the decline in revenue from the quarter ended June 30, 2005 to the quarter ended June 30, 2006."
23. Discuss in greater detail the changes in the scope to the two contracts during the quarter ended June 30, 2006. Discuss in greater detail the reason for the partial termination of one contract.
24. State the price at which you sold the facilities in February
2006
to WM Realty Management. Clarify the nature of the affiliation and state the reason for this transaction.

Reverse Acquisition, page 23
25. Please revise MD&A and the discussion beginning on page 3 to clarify the terms and conditions of the stock purchase agreement between Ranor Acquisition LLC and the former Ranor stockholders and the other transactions that occurred subsequent to the bankruptcy of
Standard Automotive and prior to the merger with Techprecision. You state, "In 2002, Ranor acquired the assets of its predecessor from the bankruptcy estate." Please explain the nature of this transaction, the parties involved, and the accounting treatment. Explain how SOP 90-7 and other authoritative guidance applies to this transaction. Disclose any relationships between Ranor Acquisition LLC, Techprecision, and Ranor and its predecessors. Explain the reasons for the assignment of the stock purchase agreement from Ranor
Acquisition LLC to Techprecision.
26. Refer to prior comment 30 from our letter dated May 25, 2006. Please expand the discussion of the reverse merger on page 23 to explain how you determined the transaction was a reverse merger. Address the criteria for identifying the acquiring entity in paragraphs 15 - 17 of SFAS 141. Expand the discussion currently on page 26 to document the specific components of the transaction, clearly quantify shares exchanged in the transaction and the various elements of consideration. Consider moving the discussion of the details of the transaction to page 23, to discuss the accounting treatment and transaction details together.
27. Describe the parties involved in the August 17, 2005, stock purchase agreement, clarify the total amount paid to the former Ranor stockholders, and explain the accounting for this transaction and the impact on the financial statements.

Results of Operations, page 24
28. Please discuss in greater detail the reasons for the decrease in revenues for the three months ended June 30, 2006 as compared to 2005. Discuss the size of the contract that was terminated and whether this will have an impact on the financial results beyond this financial period. Discuss whether the company received any payments for the termination of the contract and whether it was paid for the delivery of the initial product.
29. Discuss in greater detail the reasons for the increase in selling, general and administrative expenses for each period being compared.
30. We reissue prior comment 41 from our letter dated May 25, 2006.
Please disclose the material terms of the term loan and revolving line of credit with Sovereign Bank. State the term of the agreements. Clarify the borrowings under the line of credit as of the most recent practicable date.

Business, page 27
31. We reissue prior comment 42 from our letter dated May 25,
2006.
Provide the complete disclosure required by Item 101(a)(1) of
Regulation S-B.
32. We reissue prior comment 43 from our letter dated May 25,
2006.
Please disclose the material terms of the acquisition.  Also, discuss
when Lounsberry first had contact with Ranor and the activities leading up to entering into the merger agreement. We note your reference to the summary; however, the summary should simply summarize the business of the company and the offering. More detailed information should be relocated to the business section.
33. We reissue prior comment 44 from our letter dated May 25,
2006.
We note that the acquisition agreement with Ranor was pursuant to the
August 2005 agreement.  We note that the Form 10-SB did not
reflect
this material agreement
and the periodic reports filed through the Form 8-K in March 2006 did
not reflect this material information.  Please explain.  We may have
further comment.
34. We reissue prior comment 45 from our letter dated May 25,
2006.
Provide a more detailed discussion of your business, including your
principal products and services, as required by Item 101(b)(1) of Regulation S-B. Also, provide a more detailed discussion of the engineering, research and development services that you periodically provide.  Discuss the bid process through which you obtain most of your business.
35. We reissue prior comment 47 from our letter dated May 25,
2006.
We note that you have multi-year relationships with a number of your
suppliers but that you do not have long-term supply contracts with any suppliers. Disclose the typical supply contracts. Also, it would appear that the multi-year relationships make these suppliers material suppliers, regardless of the lack of multi-year
contracts.
Please provide a detailed analysis as to why you feel these are not
material suppliers or revise the disclosure accordingly.  We may have
further comment. Disclose the material terms of any material agreements with these suppliers and file as exhibits.
36. We reissue prior comment 48 from our letter dated May 25,
2006.
Please disclose the material terms of all material contracts and file
as exhibits.
37. State the costs associated with the remedial action taken to clean the environmental issues discovered in 2004. Discuss the nature of the environmental issue discovered on-site.
38. Disclose whether you have received, or are owed, any monies from
the escrow reserve in connection with breaches of representations under the agreement regarding Ranor`s compliance with environmental law and regulations or breaches of any other representations or warranties.
39. Please expand your disclosure in response to prior comment 52 of
our letter dated May 25, 2006 by discussing the anticipated
ongoing
cost and effect of compliance with environmental laws, if known.
40. Name your material customers, i.e. those that accounted for
10%
or more of revenues for the last fiscal year or the interim period.
Disclose the material terms of these contracts and file as exhibits.
Disclose the amount and percent of revenues for each period attributable to each material customer.
41. Please file as an exhibit the agreement which extends the maturity date of WM Realty Management`s obligations under its mortgage.
42. We reissue prior comment 50 from our letter dated May 25, 2006.
Please discuss in greater detail the governmental regulation that applies to your business.
43. We reissue prior comment 51 from our letter dated May 25, 2006.
Estimate the amount spent during each of the last two fiscal years on research and development activities and, if applicable, the extent to which the cost of such activities are borne directly by customers. See Item 101(b)(10) of Regulation S-B.
44. We reissue prior comment 54 from our letter dated May 25, 2006.
Provide the disclosure required by Item 101(c)(1) of Regulation S-
B.

Management, page 30
45. Disclose the full five year business experience of Mr.
Winoski.

Executive Compensation, page 31
46. Please explain why Ms. Desmond is not included in the executive compensation table.
47. It appears the entire amount paid to Techprecision pursuant to the management agreement should be allocated to Mr. Reindl.
Please
revise the table accordingly or explain why such revision should not be made. Clarify when the agreement with Techprecision LLC was entered into.

Principal Stockholders, page 33
48. Provide clear disclosure of the termination of the agreement, as indicated in your supplemental response to prior comment 64 from our letter dated May 25, 2006.

Certain Relationships and Related Transactions, page 35
49. Since the 928,000 shares of comment stock which the registrant purchased from Capital Markets Advisory were acquired by Capital Markets Advisory in February, 2005, disclose the amount Capital Markets Advisory paid for the shares.
50. We reissue prior comment 66 from our letter dated May 25, 2006.
Clarify the consideration received for the 7,997,000 shares of common stock issued to the named stockholders. Clarify the references to the assignment of Ranor Acquisition`s obligations under the agreement.
51. We partially reissue prior comment 68 from our letter dated
May
25, 2006. Discuss in greater detail the escalation provisions. Clarify how the escalations will be calculated.
52. We reissue prior comment 67 from our letter dated May 25, 2006.
Clearly disclose the consideration provided under the management agreement with Techprecision LLC in this section and disclose the nature of the relationship with the company.
53. Clearly disclose the allocable expenses that were paid and to whom these amounts were paid pursuant to the Ranor agreement.
54. We reissue prior comment 74 from our letter dated May 25, 2006.
Name the four parties that received management fees of $200,000 per year.
55. Disclose the loan from related parties, as stated in note 10 to the financial statements.

Consolidated Statements of Operations, page F-4
56. Disclose the nature and amount of the major components of general and administrative expenses in a note or state them separately on the statement of operations for the periods presented.

Consolidated Statements of Stockholders` Deficit, page F-5
57. In various areas of the document, as well as in the February
24,
2006, agreement between Ranor and Techprecision, you state Techprecision issued 7,697,000 shares of their common stock. However, in this Statement and in various other areas of the document you state 7,997,000 shares of common stock were issued in this transaction. Please revise to provide consistent information through the filing and explain to us the reason for the 300,000 share difference between the amount agreed upon and the amount issued.
58. In Item 26, you state you "issued 1,000,000 shares to Capital Markets and 20,000 shares to Mark Allen for $102". However, this Statement reports 1,020,000 shares being issued for $39,763. Please reconcile these amounts and revise the document to provide additional clarity.

Statement of Cash Flows, page F-6
59. Please explain why you have included the restricted cash of $950,000 in the cash and cash equivalents ending balance. Explain how the guidance in SFAS 95 supports this treatment.

Note 1 -Significant Accounting Policies, page F-8

Revenue Recognition, page F-9
60. We reiterate our request from our previous comment 87 from our letter dated May 25, 2006 for you to expand your discussion of revenue recognition to disclose your policies with regards to each of the four criteria outlined in SAB Topic 13.
61. We note your response to our previous comment 88 from our letter dated May 25, 2006 with respect to engineering services. However, you do not appear to have addressed this comment in its entirety. Please address our previous comment 88 with respect to the component installations, as discussed on page 22 of MD&A, and provide any appropriate disclosures.
62. Please revise the disclosure on page F-9 to clarify the accounting treatment of revenue recognized in excess of contract terms and to specify the balance sheet account where these amounts are recorded. Revise the footnotes to the interim and annual financial statements to provide a roll forward from April 1, 2004, through June 30, 2006, that presents the amount recorded as an asset at each balance sheet date, the amount collected from customers during each period, and the amount of new revenue recognized in excess of contract terms during each period.

Note 4 - Costs incurred on uncompleted contracts, page F-14
63. We note your response to our previous comment 90 from our letter dated May 25, 2006. We reiterate our response for you to revise the footnote to discuss right of offset and clarify your reason for not recording these amounts as liabilities.

Note 7 - Long Term Debt, page F-15
64. We note your response to our previous comment 91 from our letter dated May 25, 2006 stating you have revised your disclosures to reflect the payment deferral for the $800,000 and $200,000 payment.
However, as of March 31, 2005, these amounts are still shown as long term and there does not appear to be any additional disclosure. Please revise as needed.

Note 9 - Restricted Cash - Indemnification Obligation Escrow, page
F-
17
65. We note the discussion of environmental issues in Note 9 and the disclosure in Note 17 regarding the intended claim for construction costs under the escrow agreement. Tell us how you determined whether an environmental remediation liability should be recognized. Describe your consideration of the relevant facts and circumstances.
Refer to SOP 96-1 and SAB Topic 5Y and explain how you have addressed the relevant guidance and the basis for your accounting treatment.

Note 10 - Related Party Transactions, page F-18

Management Fees, page F-18
66. Disclose the total amount of fees due to prior management that were forgiven as of February 24, 2006, and tell us how you accounted for the forgiveness in the financial statements.

Sale and Lease Agreement and Intra-company Receivable, page F-18
67. Revise to include the disclosures required by paragraph 23 of FIN
46R.
68. Clarify the dollar balance of the land and buildings owned by WM
Realty, included in the $4 million gross property plant and equipment balance.

Note 14 - Capital Stock, page F-20
69. We note your response to prior comment 79 from our letter dated
May 25, 2006 and your statement that the exercise of the warrants requires the warrant holder to deliver cash in consideration for the shares of common stock. However, we note Section 5(d) of the warrant agreement appears to permit net share settlement, which is a net settlement alternative. As such, the warrants appear to meet the definition of a derivative in paragraph 6 of SFAS 133. While warrants often qualify for the scope exception in paragraph 11(a) of
SFAS 133, a necessary step in determining whether a derivative meets the second step of the paragraph 11(a) scope exception is to determine whether the instrument would be classified in stockholders` equity under EITF 00-19. Since the warrant agreement must be settled in registered shares to avoid liquidated damages, it appears the warrant would not meet this criteria based on guidance in paragraphs
14 to 18 of EITF 00-19. As such, it appears treatment as a "combined freestanding agreement," as discussed in your supplemental response, would result in the warrants treated as a derivative and recorded as a liability at fair value, with changes to fair value reflected in the income statement. Also, it is not clear how the probability of liquidated damages would be relevant in this scenario. Please explain how you have considered the guidance in EITF 05-4 and the different views on this issue as outlined in Issue Summary No. 1 to
EITF 05-4 and provide us with a comprehensive description of your accounting treatment for the warrants and how they relate to the accounting literature.
70. On page 32, you state each newly elected independent director received stock options at the time of their election which occurred during the year ending March 31, 2006. Accordingly, you should provide the disclosures required by SFAS 123R for all options issued during the year. Please revise. Additionally, in the fourth paragraph on page F-11 you state you are currently evaluating the requirements of SFAS 123R and have not yet determined its impact. Since you are required to adopt SFAS 123R in the three months ending
March 31, 2006, you should have already determined the impact of the
Statement.  Please revise this footnote accordingly.

Part II
Item 25
71. We reissue prior comment 95 from our letter dated May 25, 2006.
Please provide the disclosure required by Item 511 of Regulation
S-B.

Recent Sales of Unregistered Securities, page II-2
72. We reissue prior comment number 96 from our letter dated May
25,
2006. For each transaction listed in this section, please clarify the exemption relied upon and the facts supporting such exemption.
73. Please explain the role of Southridge in the December 2005 transaction. Clarify whether Southridge had any relationship with the officers and directors of the company and whether it received any compensation for this transaction. We may have further comment.

Exhibits
74. We reissue prior comment 98 from our letter dated May 25, 2006.
Please file validly executed exhibit 3.3, 10.7, and 10.9.
75. File as an exhibit the legality opinion with the next amendment.

Form 10-KSB as of March 31, 2006, and Form 10-QSB as of June 30,
2006
76. Revise the Forms 10-KSB and 10-QSB to conform to the applicable changes to the Form SB-2. Also, under the heading "Liquidity and Capital Resources" on page 19 of the Form 10-KSB, you state your cash position as of June 30, 2006, was $1,092,719. However, the balance sheet for such period reports a cash balance of $679,845. Please revise to provide consistent information in all documents.


Closing Comments

    As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

    We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Babette Cooper at (202) 551-3396 if you have questions regarding comments on the financial statements and related matters.
Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,



John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc:  Asher S. Levitsky, Esq.
By facsimile to 212-716-3338


James G. Reindl
Techprecision Corporation
October 11, 2006
Page 12